SEC File No. 82-4364

ROLY INTERNATIONAL HOLDINGS LTD.

(incorporated in Bermuda with limited liability)

7 June 2002

BY EXPRESS MAIL

02042013

02 JUN 19 AM 11:52

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

Roly International Holdings Ltd.

- ANNOUNCEMENT - ALLOTMENT RESULTS OF INITIAL PUBLIC OFFERING OF THE SHARES OF LINMARK GROUP LIMITED ON THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED
- ANNOUNCEMENT - COMMENCEMENT OF TRADING OF THE SHARES OF LINMARK GROUP LIMITED ON THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED
- Announcement issued by Linmark Group Limited relating to Exercise of Over-allotment Option by DBS Asia
- Resignation of Director

Please be advised that the attached announcements regarding the above matter were submitted to the Singapore Exchange Securities Trading Limited on 9 May, 10 May, 27 May and 28 May 2002 respectively.

Should you have any queries regarding the above matters, please do not hesitate to contact the undersigned at Tel: (852) 2941 8888 or Fax: (852) 2739 8010.

PROCESSED
JUN 26 2002
THOMSON
FINANCIAL

Yours faithfully
For and on behalf of
Roly International Holdings Ltd.

dlw 6/19

Brenda Cheung
Company Secretary

Encl.

22/F. - 24/F., CITY LANDMARK I, 68 CHUNG ON STREET, TSUEN WAN, HONG KONG.
TEL.: 852-2941 8888 FAX: 852-2739 8010

MASNET No. 1 OF 09.05.2002
Announcement No. 1

ROLY INTERNATIONAL HOLDINGS LTD

ANNOUNCEMENT - ALLOTMENT RESULTS OF INITIAL PUBLIC OFFERING OF THE SHARES OF LINMARK GROUP LIMITED ON THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED

At a special general meeting ("SGM") held on 19 April 2002, the shareholders of Roly International Holdings Ltd. ("Roly International") approved a proposal for an initial public offering ("IPO") of the shares of its then wholly-owned subsidiary, Linmark Group Limited ("Linmark"), and the listing of the shares of Linmark on the Main Board of The Stock Exchange of Hong Kong Limited.

The fully-underwritten IPO was launched in Hong Kong on 30 April 2002 and closed on 6 May 2002, the results of which are attached to this announcement. The shares of Linmark are expected to commence trading on the Main Board of The Stock Exchange of Hong Kong Limited on 10 May 2002.

This announcement does not constitute an offer or invitation to subscribe for or purchase any shares or securities.

Linmark.pdf

Submitted by KHOO Kim Cheng, Director and Chief Financial Officer on 09/05/2002 to the SGX

LINMARK GROUP LIMITED

林麥集團有限公司*

(Incorporated in Bermuda with limited liability)

NEW ISSUE AND OFFER FOR SALE
LISTING ON THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED
BY WAY OF PUBLIC OFFER AND PLACING

Number of Offer Shares :	156,000,000 Shares subject to Over-allotment Option
Number of Public Offer Shares :	15,600,000 New Shares subject to re-allocation
Number of Placing Shares :	109,200,000 New Shares and 31,200,000 Sale Shares subject to Over-allotment Option and re-allocation
Offer Price :	HK$1.68 per Offer Share, payable in full upon application
Nominal value :	US$0.02 each
Stock code :	915

Sponsor

DBS ASIA CAPITAL LIMITED

Co-Sponsor

SBI E2-Capital (HK) Limited

Joint International Coordinators and Joint Bookrunners

DBS ASIA CAPITAL LIMITED

SBI E2-Capital Securities Limited

Joint Lead Managers

DBS Asia Capital Limited

SBI E2-Capital Securities Limited

Cazenove Asia Limited

Co-Managers

DBS Vickers (Hong Kong) Limited

ICEA Capital Limited

OpenOffering Capital Limited

GC Securities Limited

Kingsway SW Securities Limited

Phillip Securities (HK) Ltd.

Results of the Public Offer

[illegible]

Indications of interest under the Placing

[illegible]

Over-allotment Option

[illegible]

Collection/despatch of the Share certificates and/or refund cheques

[illegible]

Commencement of dealings in the Shares on the Main Board

Dealings in the Shares (stock code: 915) on the Main Board are expected to commence at 10:00 a.m. on 10 May 2002.

APPLICATIONS RECEIVED AND ALLOCATION OF THE PUBLIC OFFER SHARES

[illegible]

Basis of allocation of the Public Offer Shares

[illegible]

Pool A

Number of the Public Offer Shares applied for	Number of valid applications	Basis of allocation	Approximate percentage of the Public Offer Shares to be allocated under the Public Offer based on the total number of the Public Offer Shares applied for
2,000	185	2,000	100.00%
4,000	127	2,000	50.00%
6,000	100	2,000	33.33%
8,000	57	2,000	25.00%
10,000	130	2,000	20.00%
12,000	37	2,000	16.67%
14,000	16	2,000	14.29%
16,000	14	2,000	12.50%
18,000	27	2,000	11.11%
20,000	[illegible]	2,000	10.00%
30,000	[illegible]	2,000	6.67%
[illegible]	[illegible]	[illegible]	[illegible]

Total [illegible]

Pool B

Number of the Public Offer Shares applied for	Number of valid applications	Basis of allocation	Approximate percentage of the Public Offer Shares to be allocated under the Public Offer based on the total number of the Public Offer Shares applied for
[illegible]	[illegible]	[illegible]	[illegible]

Total [illegible]

Results of applications using WHITE application forms

[illegible]

Identification document number	Number of the Public Offer Shares to be allotted
[illegible]	[illegible]

Identification document number	Number of the Public Offer Shares to be allocated	Identification document number	Number of the Public Offer Shares to be allocated	Identification document number	Number of the Public Offer Shares to be allocated	Identification document number	Number of the Public Offer Shares to be allocated	Identification document number	Number of the Public Offer Shares to be allocated	Identification document number	Number of the Public Offer Shares to be allocated	Identification document number	Number of the Public Offer Shares to be allocated
D640210(1)	2,000	E443463(7)	2,000	E949902(8)	2,000	G391253(6)	2,000	G683632(0)	4,000	K251083(9)	2,000	K858435(4)	2,000
D640409(7)	8,000	E461130(6)	2,000	E955253(0)	6,000	G394186(7)	2,000	G683835(8)	2,000	K260171(6)	2,000	K940680(5)	2,000
D643467(4)	2,000	E488860(3)	2,000	E958727(A)	2,000	G401859(0)	2,000	G710305(A)	2,000	K261630(0)	2,000	K956990(1)	2,000
D643985(5)	2,000	E493371(4)	6,000	E961430(7)	2,000	G402499(A)	2,000	G711746(5)	4,000	K272223(2)	2,000	L000258(5)	4,000
D655741(5)	2,000	E494349(3)	2,000	E971047(0)	2,000	G416590(9)	2,000	G800082(3)	2,000	K282275(A)	2,000	L007167(9)	2,000
D655939(6)	2,000	E542149(0)	2,000	E975642(A)	2,000	G421985(5)	2,000	G811721(6)	2,000	K283605(A)	2,000	O7912488	2,000
D664360(5)	12,000	E560345(9)	52,000	E976004(4)	2,000	G426063(4)	2,000	G811960(A)	4,000	K294592(4)	2,000	P006512(2)	2,000
D670349(0)	2,000	E561690(9)	2,000	E975595(0)	10,000	G446398(5)	2,000	G902580(3)	2,000	K300413(9)	12,000	P085065(2)	2,000
D688302(9)	2,000	E562832(A)	2,000	G000638(5)	2,000	G449804(5)	2,000	H005037(9)	2,000	K301895(4)	2,000	P097931(0)	2,000
D693083(3)	14,000	E566934(4)	2,000	G019255(8)	6,000	G453896(9)	2,000	H012299(A)	2,000	K308163(A)	2,000	P210338(2)	2,000
D696064(5)	2,000	E585848(1)	2,000	G019453(A)	2,000	G461408(1)	2,000	H019788(4)	2,000	K335747(3)	2,000	P244580(1)	4,000
D696885(7)	2,000	E599248(A)	2,000	G029057(1)	2,000	G463224(8)	2,000	H027227(4)	12,000	K367696(A)	4,000	P257159(9)	2,000
D706310(6)	2,000	E603544(6)	4,000	G035661(5)	2,000	G465425(A)	2,000	H063733(7)	2,000	K370926(4)	2,000	P282177(3)	2,000
D822259(3)	2,000	E626965(A)	2,000	G052011(9)	2,000	G477216(3)	2,000	H339852(A)	2,000	K372848(A)	2,000	P314502(A)	2,000
D825335(5)	2,000	E668121(6)	2,000	G054960(5)	4,000	G479131(1)	2,000	H363591(2)	2,000	K383687(6)	2,000	P325654(9)	2,000
D826257(9)	94,000	E669951(4)	2,000	G058183(5)	2,000	G510875(5)	2,000	H366412(2)	2,000	K398101(0)	2,000	P340438(6)	2,000
D828402(5)	2,000	E690039(A)	2,000	G070640(9)	2,000	G516349(7)	6,000	H379406(9)	2,000	K408234(6)	2,000	P352032(7)	2,000
D841805(6)	2,000	E691620(5)	2,000	G074046(1)	2,000	G528576(2)	2,000	H403790(0)	2,000	K418748(2)	2,000	P418127(5)	2,000
E024547(3)	2,000	E704647(6)	4,000	G085006(2)	2,000	G528676(9)	2,000	H419763(6)	2,000	K437790(7)	2,000	P479280(0)	2,000
E069405(7)	2,000	E711467(6)	2,000	G100080(1)	6,000	G537259(2)	2,000	H462359(4)	2,000	K455270(9)	2,000	P544178(5)	2,000
E124368(7)	2,000	E712882(0)	6,000	G107510(0)	14,000	G537670(9)	86,000	K001147(9)	2,000	K475675(4)	2,000	P639861(1)	2,000
E129407(9)	2,000	E720213(3)	86,000	G134161(7)	2,000	G540571(7)	4,000	K001398(6)	4,000	K479718(3)	2,000	P676103(1)	2,000
E137500(1)	2,000	E720707(6)	2,000	G141787(7)	2,000	G544565(4)	2,000	K002277(2)	2,000	K480926(2)	2,000	P930386(7)	2,000
E137691(1)	2,000	E737655(7)	2,000	G144064(A)	4,000	G550680(7)	6,000	K008197(3)	2,000	K488001(3)	2,000	V000357(3)	24,000
E137766(7)	2,000	E737846(0)	2,000	G144440(8)	2,000	G565570(4)	2,000	K018186(2)	2,000	K496195(1)	2,000	V005340(6)	4,000
E143359(1)	2,000	E742079(3)	2,000	G144492(0)	2,000	G572966(0)	2,000	K023112(7)	2,000	K505909(7)	2,000	V008659(2)	2,000
E144621(9)	4,000	E742165(A)	2,000	G147872(8)	4,000	G580092(6)	2,000	K032575(9)	2,000	K509737(1)	2,000	V016779(7)	2,000
E148777(2)	2,000	E743139(6)	2,000	G149591(6)	2,000	G582187(7)	2,000	K071465(8)	2,000	K511448(0)	2,000	V017522(6)	2,000
E155359(7)	2,000	E743207(4)	2,000	G150213(0)	2,000	G583790(0)	2,000	K074056(A)	2,000	K519268(4)	2,000	V033883(4)	2,000
E210317(A)	4,000	E769090(1)	2,000	G151611(8)	2,000	G584705(1)	2,000	K079117(2)	2,000	K562977(2)	2,000	XA953262(2)	2,000
E251022(0)	2,000	E770226(8)	2,000	G155228(6)	10,000	G585516(A)	8,000	K081342(7)	2,000	K580521(9)	2,000	XD635573(6)	6,000
E275948(2)	2,000	E783436(9)	6,000	G160296(8)	2,000	G588621(9)	2,000	K101062(A)	2,000	K583331(0)	2,000	XE487074(1)	2,000
E277275(6)	2,000	E783794(5)	2,000	G164809(7)	2,000	G598122(A)	2,000	K111290(2)	2,000	K633686(8)	4,000	Z003645(6)	2,000
E283037(3)	10,000	E787761(6)	2,000	G178899(9)	2,000	G602913(4)	2,000	K112432(3)	2,000	K634586(7)	2,000	Z0493527	2,000
E315929(2)	2,000	E791147(9)	18,000	G179213(9)	4,000	G605811(5)	2,000	K138014(1)	2,000	K640698(A)	2,000	Z088721(9)	2,000
E318475(0)	2,000	E794371(0)	16,000	G190580(4)	2,000	G611277(2)	4,000	K141495(A)	2,000	K673123(6)	2,000	Z100749(2)	2,000
E318787(3)	2,000	E795676(6)	4,000	G190924(9)	4,000	G630579(1)	2,000	K146135(3)	2,000	K715780(0)	2,000	Z119502(7)	2,000
E327454(7)	2,000	E809059(2)	2,000	G197391(5)	2,000	G631456(1)	2,000	K151178(5)	2,000	K725682(5)	2,000		
E337008(8)	2,000	E818854(1)	8,000	G198713(4)	2,000	G638825(5)	2,000	K154003(3)	2,000	K726777(0)	2,000		
E343155(3)	6,000	E8231050	2,000	G213228(0)	2,000	G640175(8)	2,000	K162159(9)	2,000	K726914(5)	2,000		
E357684(5)	2,000	E825721(7)	2,000	G229082(A)	2,000	G640774(6)	2,000	K166923(0)	2,000	K736222(6)	2,000		
E357930(5)	2,000	E839778(7)	10,000	G253299(9)	2,000	G647182(9)	2,000	K169147(7)	2,000	K751621(5)	2,000		
E366714(A)	2,000	E841831(8)	2,000	G285900(8)	2,000	G648810(1)	2,000	K179631(3)	2,000	K760396(7)	2,000		
E375843(9)	2,000	E848280(6)	2,000	G299823(7)	2,000	G651494(3)	2,000	K183148(8)	2,000	K762920(6)	2,000		
E377378(0)	2,000	E868328(3)	2,000	G306417(3)	2,000	G655682(4)	2,000	K185965(5)	2,000	K765995(4)	2,000		
E382596(9)	2,000	E874588(2)	2,000	G306935(3)	2,000	G656094(5)	2,000	K201914(3)	2,000	K789189(A)	2,000		
E395036(4)	2,000	E877943(4)	6,000	G347828(8)	2,000	G670124(7)	2,000	K208375(2)	2,000	K791938(7)	2,000		
E403592(9)	2,000	E890107(8)	4,000	G364485(4)	2,000	G678405(3)	2,000	K211660(A)	2,000	K795542(0)	2,000		
E407954(3)	4,000	E901755(4)	2,000	G364791(8)	6,000	G680013(A)	2,000	K228541(A)	10,000	K797723(9)	2,000		
E421207(3)	6,000	E927996(6)	2,000	G380032(5)	2,000	G683270(8)	2,000	K244470(4)	2,000	K826659(A)	2,000		
E438879(1)	2,000	E949404(6)	2,000	G390039(7)	2,000	G683619(3)	2,000	K249003(A)	2,000	K834945(2)	2,000		

Results of applications made by CCASS investor participants using YELLOW application forms

The identification document numbers (where supplied) of successful applications made by CCASS investor participants using **YELLOW** application forms and the corresponding number of the Public Offer Shares to be allotted are as follows:

Identification document number	Number of the Public Offer Shares to be allocated
D572408(3)	2,000
D831876(0)	2,000
E091311(5)	2,000
E456072(1)	2,000
G811165(A)	52,000

Results of applications made by full time employees of the Group in Hong Kong on PINK application forms

The Company received 40 valid applications using **PINK** application forms from full-time employees of the Group in Hong Kong for 1,560,000 Public Offer Shares, being the total number of the Public Offer Shares available to them for preferential allocation as disclosed in the Prospectus. Hence such number of the Public Offer Shares are fully subscribed and will be allocated to the applicants based on the number of the Public Offer Shares applied for as stated in their respective applications. The identification document numbers of successful applicants using **PINK** application forms and the corresponding number of the Public Offer Shares to be allotted are as follows:

Identification document number	Number of the Public Offer Shares to be allocated	Identification document number	Number of the Public Offer Shares to be allocated	Identification document number	Number of the Public Offer Shares to be allocated	Identification document number	Number of the Public Offer Shares to be allocated	Identification document number	Number of the Public Offer Shares to be allocated
K098956(7)	2,000	V018707(0)	8,000	K325678(2)	10,000	D632064(4)	20,000	E523640(8)	50,000
C457426(3)	2,000	B880835(5)	8,000	E838709(5)	10,000	E837822(7)	20,000	G705071(1)	60,000
G058992(5)	4,000	C452619(6)	8,000	C242938(6)	10,000	E778179(6)	20,000	E758629(9)	64,000
G210748(0)	4,000	H331456(3)	10,000	H404481(0)	10,000	E864770(8)	30,000	C457426(2)	88,000
G513807(7)	6,000	K160344(5)	10,000	C646630(1)	12,000	C366743(8)	38,000	D750001(8)	150,000
H320009(4)	6,000	C333323(8)	10,000	D203412(4)	12,000	G546310(5)	44,000	G500485(2)	170,000
D841514(9)	6,000	G306551(A)	10,000	D857494(5)	12,000	G604044(5)	50,000	D464972(A)	200,000
G563817(7)	6,000	K378313(8)	10,000	G556093(3)	20,000	G819385(0)	50,000	D236155(9)	300,000

INDICATION OF INTERESTS UNDER THE PLACING

The Directors would also like to announce that indication of interests for an aggregate of 2,821,485,758 Placing Shares, representing approximately 20.1 times the 140,400,000 Placing Shares initially available for subscription/purchase under the Placing, has been received, and DBS Asia, acting as one of the joint international coordinators and joint bookrunners of the Share Offer, has over-allocated 23,400,000 Shares under the Placing. The settlement of such over-allocations was effected by the stock borrowing arrangement pursuant to the Stock Borrowing Agreement. As stated in the Prospectus, DBS Asia may exercise the Over-allotment Option or make purchase of Shares in the secondary market to cover over-allocations under the Placing. As a result of the over-allocations and the reallocation mentioned above, the total number of the Placing Shares available for subscription/purchase under the Placing has been reduced from 140,400,000 Placing Shares to 101,400,000 Placing Shares, comprising 46,800,000 New Shares, 31,200,000 Sale Shares and 23,400,000 Shares borrowed under the Stock Borrowing Agreement. Subject to satisfaction of the conditions of the Share Offer set forth in the section headed "Structure of the Share Offer" in the Prospectus, the 101,400,000 Placing Shares have been fully taken up by 310 professional, institutional and individual investors in Hong Kong and certain other overseas jurisdictions. The Placing Shares have been conditionally allocated in full. Out of the 101,400,000 Placing Shares, an aggregate of 630,000 Placing Shares, representing approximately 0.62 per cent. of the total number of the Placing Shares, were placed to DBS Asset Management Ltd., a fellow subsidiary of DBS Asia, being one of the joint international coordinators and joint bookrunners of the Share Offer, holding on behalf of Independent Third Parties.

The Placing is in compliance with the placing guidelines for equity securities set forth in Appendix 6 to the Listing Rules and that no Directors and any other connected persons (as defined in the Listing Rules) of the Company have subscribed for and/or purchased any Share under the Placing. No Offer Shares were subscribed for and/or purchased by any of the Underwriters.

OVER-ALLOTMENT OPTION

The Over-allotment Option had not been exercised as at the date of this announcement. *If DBS Asia decides to exercise the Over-allotment Option, the Company will issue a separate announcement.*

COLLECTION/DESPATCH OF THE SHARE CERTIFICATES AND/OR REFUND CHEQUES

Share certificates for wholly or partially successful applicants using the **WHITE** and **PINK** application forms and refund cheques for wholly or partially unsuccessful applications on **WHITE**, **YELLOW** and **PINK** application forms are expected to be despatched by ordinary post to those entitled at their own risk on 9 May 2002. Applicants who have applied for 1,000,000 Public Offer Shares or more and have indicated in their **WHITE** or **YELLOW** application forms that they wish to collect the Share certificates and/or refund cheques (where applicable) in person may collect their Share certificates and/or refund cheques (where applicable) in person from Standard Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong between 9:00 a.m. and 1:00 p.m. on 9 May 2002. Identification and (where applicable) authorisation documents acceptable to Standard Registrars Limited must be produced at the time of collection. Uncollected Share certificates and refund cheques (where applicable) will be despatched by ordinary post at the applicants' own risk shortly after the time for their collection.

DEPOSIT OF THE SHARE CERTIFICATES INTO CCASS

For wholly or partially successful applicants using the **YELLOW** application forms, the allocated Public Offer Shares will be deposited directly into CCASS for credit to their CCASS investor participants' stock accounts or the stock account of their designated CCASS participants at the close of business on 9 May 2002 or, in the event of contingency, on any other date as determined by HKSCC or HKSCC Nominees Limited. Such applicants can check the number of the Public Offer Shares allocated under their applications with their designated CCASS participants (if they applied through designated CCASS participants) or via the CCASS Phone System and CCASS Internet System (if they applied as CCASS investor participants). HKSCC will also mail to successful CCASS investor participants activity statement showing the number of the Public Offer Shares credited to their stock accounts.

GENERAL INFORMATION

Prospective investors of the Offer Shares should note that the Underwriters are entitled to terminate their obligations under the Underwriting Agreements by notice in writing to the Company given by DBS Asia and SBI E2-Capital acting as the sponsor and the co-sponsor to the Share Offer, respectively, for themselves and on behalf of the other Underwriters, upon the occurrence of any of the events set forth under "Grounds for termination" in the section headed "Underwriting arrangements of the Share Offer" in the Prospectus at any time prior to 6:00 p.m. on 9 May 2002 (the "Termination Time"). Such events include, without limitation, any act of God, war, riot, public disorder, civil commotion, fire, flood, explosion, epidemic, terrorism, strike or lock-out. Accordingly, Share certificates do not constitute evidence of title to the Offer Shares until the Termination Time.

PUBLIC FLOAT, COMMENCEMENT OF DEALINGS AND STOCK CODE

The Directors confirm that immediately after completion of the Share Offer and the Capitalisation Issue, there will be sufficient public float of the Shares as required under the Listing Rules.

Dealings in the Shares (stock code: 915) on the Main Board are expected to commence at 10:00 a.m. on 10 May 2002.

By Order of the Board
Linmark Group Limited
WANG Lu Yen
Chairman

Hong Kong, 6 May 2002

* *For identification purpose only*

MASNET No. 147 OF 10.05.2002
Announcement No. 161

ROLY INTERNATIONAL HOLDINGS LTD

ANNOUNCEMENT - COMMENCEMENT OF TRADING OF THE SHARES OF LINMARK GROUP LIMITED ON THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED

Trading in shares of Linmark Group Limited ("Linmark"), a subsidiary of Roly International Holdings Ltd., commenced today on the Main Board of The Stock Exchange of Hong Kong Limited.

The fully-underwritten Initial Public Offering was launched in Hong Kong on 30 April 2002 and closed on 6 May 2002. We attach a press release issued today by Linmark in Hong Kong relating to the commencement of trading.

This announcement does not constitute an invitation to purchase any shares or securities.

Listing_eng.doc

Submitted by KHOO Kim Cheng, Director and Chief Financial Officer on 10/05/2002 to the SGX

LINMARK

[For Immediately Release]

DEALINGS IN SHARES OF LINMARK GROUP LIMITED ON THE STOCK EXCHANGE OF HONG KONG LIMITED COMMENCE TODAY

* * * *

SHARE PRICE CLOSES AT HK$2.25 PER SHARE A RISE OF 34% OVER INITIAL OFFERING PRICE

(Hong Kong, May 10, 2002) – Dealings in the shares of Linmark Group Limited ("Linmark") (stock code: 915) on the Main Board of The Stock Exchange of Hong Kong Limited commenced today.

Linmark's shares were traded actively, closing at HK$2.25 per share, representing a premium of approximately 34% over its initial offering price of HK$1.68, with an intra-day high of HK$2.30 per share. A total of approximately 155 million shares were traded with total value amounting to approximately HK$321.7 million.

Mr Lu-yen Wang, Chairman of Linmark said, "We are delighted with the successful listing of Linmark's shares on the Main Board, marking a major milestone in the Group's corporate development. We are both satisfied and encouraged with the trading of our shares on the first trading day, and would like to thank all our investors, who are now our shareholders, for their support and confidence in the Group. In return, we will build on our solid foundations and continue to strive for business growth to further enhance shareholders' returns."

Mr. Steven Feniger, Chief Executive Officer of Linmark concluded, "Leveraging our strong global network and flexible business approach, together with our experienced management team and our successes in developing the US and European markets, we are confident we will capture the many opportunities arising out of the escalating demand for supply chain management (SCM) solutions. In addition, we will devote every effort to exploring the PRC market. Our ultimate target is to become a leading international buying agent and SCM solutions provider. With our strategies in place, we have every confidence in the upcoming performance of our Company's business."

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About Linmark Group Limited
Founded in 1964, Linmark is a fast growing one-stop global sourcing agent and supply chain management solutions provider. The Group provides sourcing solutions to retailers, wholesalers, brand names, mail order houses and department stores, with a focus on North America and Europe. With its experienced management team, extensive global network, modular business model, long-term customer relationships and advanced LOGON system, Linmark is riding on the escalating global outsourcing trend to continue its expansion in the international market.

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For more information:
Strategic Financial Relations Limited
Veron Ng: veron@strategic.com.hk/Cecilia Chui: cecilia@strategic.com.hk
Fiona Chan: fiona@strategic.com.hk/Ines Chin: ines@strategic.com.hk
Tel: 2864 4831/ 2864 4895/2864 4853/ 2864 4867
Fax: 2804 2789 / 2527 1196

ROLY INTERNATIONAL HOLDINGS LTD

Announcement issued by Linmark Group Limited relating to Exercise of Over-allotment Option by DBS Asia

We attach an announcement issued today by Linmark Group Limited ("Linmark") in Hong Kong relating to the exercise of the Over-allotment Option by DBS Asia.

Trading in shares of Linmark, a subsidiary of Roly International Holdings Limited ("Roly"), commenced on 10 May 2002 on the Main Board of The Stock Exchange of Hong Kong Limited. Immediately after the exercise of the Over-allotment Option, Roly (through its wholly-owned subsidiary, RGS Holdings Limited) holds 72.29% equity interest in Linmark.

This announcement does not constitute an invitation to purchase any shares or securities.

Linmark (eng) 27-5 2018.pc

Submitted by KHOO Kim Cheng, Director and Chief Financial Officer on 27/05/2002 to the SGX

Hong Kong iMail Tuesday, May 28, 2002

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

LINMARK

LINMARK GROUP LIMITED

林麥集團有限公司*

(Incorporated in Bermuda with limited liability)

EXERCISE OF OVER-ALLOTMENT OPTION

The Board would like to announce that DBS Asia exercised the Over-allotment Option on 27 May 2002 in full to require the Company to issue 23,400,000 additional new Shares at the Offer Price of HK$1.68 per Share.

Unless the context requires otherwise, the use of capitalised terms in this announcement shall have the same meanings as defined in the prospectus (the "Prospectus") of the Company dated 30 April 2002.

The Board would like to announce that DBS Asia exercised the Over-allotment Option on 27 May 2002 in full to require the Company to issue 23,400,000 additional new Shares (the "Over-allotment Shares") at the Offer Price of HK$1.68 per Share.

The Over-allotment Shares represent approximately 3.75 per cent. of the existing share capital of the Company and approximately 3.61 per cent. of the issued share capital of the Company immediately after the allotment and issue of Shares pursuant to the exercise of the Over-allotment Option in full, respectively. Dealings in the Over-allotment Shares on the Stock Exchange are expected to commence on 30 May 2002.

The Company will receive additional net proceeds of approximately HK$37.70 million following the exercise of the Over-allotment Option in full and will use such additional net proceeds as general working capital of the Group as described in the Prospectus.

The shareholding structure of the Company immediately before and after the allotment and issue of Shares pursuant to the exercise of the Over-allotment Option is as follows:

Shareholders	**Existing shareholding structure**		**Immediately after the exercise of the Over-allotment Option**	
	No. of Shares	*%*	*No. of Shares*	*%*
RGS Holdings	468,000,000	75.00	468,000,000	72.29
The Public	156,000,000	25.00	179,400,000	27.71
	624,000,000	100.00	647,400,000	100.00

By Order of the Board
Linmark Group Limited
WANG Lu Yen
Chairman

Hong Kong, 27 May 2002

* *For identification purpose only*

ROLY INTERNATIONAL HOLDINGS LTD

Resignation of Director

The directors of Roly International Holdings Ltd. ("Company") wish to announce that following the successful listing of the shares in Linmark Group Limited ("Linmark") on the Main Board of The Stock Exchange of Hong Kong Limited on 10 May 2002, Mr. FU Jin Ming, Patrick has resigned as a director of the Company with effect from 28 May 2002 to focus on the management of Linmark and its subsidiaries ("Linmark Group") in the Greater China region.

Mr. Fu is an executive director of Linmark, a 72.29%-subsidiary of the Company. He joined Linmark Group in 1969. He has extensive experience in the sourcing industry, particularly garment.

Submitted by KHOO Kim Cheng, Director and Chief Financial Officer on 28/05/2002 to the SGX